UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROTUNE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

59514P109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

James A. Fontaine

Chief Executive Officer

Microtune, Inc.

2201 10th Street

Plano, Texas 75074

(972) 673-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Phillip D. Peterson, Esq. General Counsel Microtune, Inc. 2201 10th Street Plano, Texas 75074 (972) 673-1600	Craig N. Adams, Esq. Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,879,165	$523

*	Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 1,531,531 shares of common stock of Microtune, Inc. having an aggregate maximum value of $4,879,165 as of February 9, 2007 will be amended pursuant to this offer. The aggregate value of such stock options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$523

Form or Registration No.:	005-59981

Filing party:	Microtune, Inc.

Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Tender Offer Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 13, 2007 relating to the offer (the “Offer”) by Microtune, Inc., a Delaware corporation (“Microtune” or the “Company”), to amend certain stock options to purchase shares of the Company’s common stock to increase the exercise price of portions of these stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the United States Internal Revenue Service thereunder.

The amendment of the Eligible Options was to be made pursuant to the terms, and subject to the conditions, set forth in the Offer to Amend Certain Options, dated February 13, 2007 (the “Offering Memorandum”).

Item 1.	Summary Term Sheet.

On February 16, 2007, the Company, pursuant to rights reserved in the Offering Memorandum, terminated the Offer effective upon the filing of this Amendment No. 1.

Pursuant to Rule 13e-4(f)(5), the Company shall promptly return all elections to amend Eligible Options to the Eligible Employees without cost to such Eligible Employees.

Item 2.	Subject Company Information.

This item is amended by the information set forth under Item 1 above.

Item 3.	Identity and Background of Filing Person.

This item is amended by the information set forth under Item 1 above.

Item 4.	Terms of the Transaction.

This item is amended by the information set forth under Item 1 above.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

This item is amended by the information set forth under Item 1 above.

Item 6.	Purposes of the Transaction and Plans or Proposals.

This item is amended by the information set forth under Item 1 above.

Item 7.	Source and Amount of Funds or Other Consideration.

This item is amended by the information set forth under Item 1 above.

Item 8.	Interest in Securities of the Subject Company.

This item is amended by the information set forth under Item 1 above.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

This item is amended by the information set forth under Item 1 above.

Item 10.	Financial Statements.

This item is amended by the information set forth under Item 1 above.

Item 11.	Additional Information.

This item is amended by the information set forth under Item 1 above.

Item 12.	Exhibits.

This item is amended by the information set forth under Item 1 above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Microtune, Inc.

By:	/s/ Jeffrey A. Kupp

Name:	Jeffrey A. Kupp
Title:	Chief Financial Officer

Date: February 16, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options, dated February 13, 2007.*

(a)(1)(b)	E-mail from Jeffrey A. Kupp, dated February 13, 2007.*

(a)(1)(c)	Election Form.*

(a)(1)(d)	Withdrawal Form.*

(a)(1)(e)	Form of Addendum.*

(a)(1)(f)	Form of Promise to Make Cash Payment.*

(a)(1)(g)	Form of Confirmation E-mails.*

(a)(1)(h)	Form of Reminder E-mails to Eligible Employees.*

(a)(1)(i)	Form of Amendment to Stock Option Agreements.*

(a)(1)(j)	Current Report on Form 8-K of Microtune, Inc. regarding presentation to employees and e-mail from James A. Fontaine, dated January 4, 2007 filed on January 5, 2007 and incorporated by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on August 8, 2000).

(d)(2)	Amended and Restated Microtune, Inc. 2000 Stock Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2006).

(d)(3)	Form of Stock Option Agreement under 1996 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 2000 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on August 8, 2000).

*	Previously filed on Schedule TO on February 13, 2007.